Exhibit 23

Consent of Independent Registered Public Accounting Firm
Pension and Profit Sharing Committee and
Participants of the 401(k) Retirement Investment Plan
Macy’s, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-153719, 333-133080 and 333-104017) on Form S-8 of Macy’s, Inc. of our report dated June 22, 2015, with respect to the Statements of net assets available for benefits of the Macy’s, Inc. 401(k) Retirement Investment Plan as of December 31, 2014 and 2013, the related statements of changes in net assets available for benefits for the years then ended and supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2014, which report appears in the December 31, 2014 Annual Report on Form 11‑K of the Macy’s, Inc. 401(k) Retirement Investment Plan.

/s/ KPMG LLP

Cincinnati, Ohio
June 22, 2015